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ANNUAL AUDITED REPORT
FORM X-17A-5
Part III

SEC FILE NUMBER
8- 39104

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Directed Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1475 Dunwoody Drive, Suite 200
(No. and Street)

West Chester (City) PA (State) 19380 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Gelfand 610-425-4281
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name - *if individual, state last, first, middle name*)

SEC Mail Processing

2005 MARKET STREET, SUITE 700 (Address) PHILADELPHIA (City) PA (State) 19103 (Zip Code)

MAR 01 2019

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

RMS

OATH OR AFFIRMATION

I, Richard Gelfand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Directed Services LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard Gelfand
Signature

Financial Operations Principal
Title

Marie L. Watson
Notary Public

Commonwealth of Pennsylvania - Notary Seal
Marie L. Watson, Notary Public
Chester County
My commission expires May 13, 2022
Commission number 1330853
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to the methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3)*

Directed Services LLC
Statement of Financial Condition
December 31, 2018

Contents

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of Directed Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Directed Services LLC (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since at least 1996, but we are unable to determine the specific year.

Ernst & Young LLP

February 28, 2019

Directed Services LLC
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	3,445,191
Distribution fee receivable		6,542,535
Commissions and concessions receivable, net of allowance of $54		8,683
Receivable from affiliates		879,171
Prepaid expenses		14,944
Total assets		10,890,524
Liabilities and member's equity		
Liabilities:		
Commissions and concessions payable		5,609,937
Accounts payable and other accrued liabilities		2,273,528
Total liabilities		7,883,465
Contingencies (Note 7)		
Member's equity		3,007,059
Total liabilities and member's equity	$	10,890,524

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

Directed Services LLC (the "Company") operates as a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a single member limited liability company, and the limited liability company agreement provides that neither the member nor any manager shall be liable for the liabilities of the Company. The Company is also registered as a broker/ dealer with the appropriate state authorities and U.S. jurisdictions/territories, as applicable, to conduct business. The Company's operations primarily involve underwriting and wholesale distribution of variable insurance products. Through May 31, 2018, the Company was a wholly-owned subsidiary of Voya Retirement Insurance and Annuity Co. ("VRIAC") and ultimately of Voya Financial, Inc.

On December 20, 2017, Voya Financial, Inc. entered into a Master Transaction Agreement (the "MTA") with VA Capital Company LLC, a Delaware limited liability company ("VA Capital"), and Athene Holding Ltd., a Bermuda limited company ("Athene"), pursuant to which VA Capital's wholly-owned subsidiary, Venerable Holdings, Inc. ("Venerable Holdings" or the "Parent") would acquire certain assets of Voya Financial, Inc., including all of the membership interest of the Company (the "Acquisition"). On June 1, 2018, Venerable Holdings completed the Acquisition.

The Company's securities transactions relate primarily to variable annuities and, prior to the Acquisition, mutual fund custodial products issued by affiliated companies. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Accordingly, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash represents cash on deposit.

Commissions, Concessions and Distribution Fee Receivables

Commissions, concessions and distribution fee receivables are shown at their net realizable value. Uncollectible receivables are charged to operations during the period they are determined to be uncollectible.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2018 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

Future Adoption of Accounting Pronouncements

Leases
In February 2016, the Financial Accounting Standards Board issued ASU 2016-02, Leases, which requires lessees to recognize assets and liabilities for most leases. The provisions of ASU 2016-02 are effective for financial statements issued for annual periods beginning after December 15 2018. The Company does not currently expect the adoption of this guidance to have a material impact on the Company's financial condition.

3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's income, gains, losses, deductions and credits for the period ended May 31, 2018 are included in the federal income tax return of Voya Financial, Inc. and Subsidiaries whether or not an actual cash distribution was made during its taxable year. The Company's income, gains, losses, deductions and credits for the seven month period ended December 31, 2018 are included in the federal income tax return of VA Capital whether or not an actual cash distribution is made during its taxable year. As such, no federal income taxes are reflected for the year ended December 31, 2018. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes. These temporary differences are reflected at Venerable Holdings due to the Company's status as a disregarded entity for tax purposes.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

For the tax years 2016 through 2019, Voya Financial, Inc. participated in the IRS Compliance Assurance Process ("CAP"), which is a continuous audit program provided by the IRS. The IRS finalized the audit of Voya Financial, Inc. for the period ended December 31, 2016. Voya Financial, Inc. is under examination for the periods ended December 31, 2017 and December 31, 2018. For the period ended December 31, 2017, Voya Financial, Inc. expects the examination to be finalized within the next twelve months. VA Capital does not participate in CAP. Furthermore, the IRS has not notified VA Capital that it intends to audit its initial tax return for the seven months ended December 31, 2018.

4. Related Party Transactions

As described in Note 1, affiliates of the Company through May 31, 2018 included affiliates of Voya Financial, Inc. Beginning June 1, 2018, affiliates of the Company included affiliates of VA Capital. Other than mutual fund custodial product activities ceasing effective June 1, 2018, the Acquisition had no impact on the Company's commission or distribution operations.

The Company acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the products issued by affiliates of the Company. At December 31, 2018, fees of $6,542,535 and $879,171 are reported in Distribution fee receivable and Receivable from affiliates, respectively, in the Statement of Financial Condition.

Amounts reported in the Statement of Financial Condition related to transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

Receivables and payables with affiliates are settled in cash on a regular basis.

5. Dividends

As part of the Acquisition described in Note 1, the Company paid a dividend of $49,000,000 to VRIAC on May 25, 2018.

6. Employee Benefit Plans

Both prior to and after the Acquisition, the employees of affiliated companies providing services to the Company are covered by a variety of employee benefit plans (401(k), pension and/or deferred compensation) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2018 and relied on its affiliated companies to cover all eligible employees. All benefits paid by these affiliates are charged back to the Company for reimbursement.

7. Contingencies

The Company is from time to time party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual is made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual is made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the reasonably possible range of losses in excess of reserves. As of December 31, 2015, the aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss range or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantifications of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On an ongoing basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss.

8. Capital Contributions

On June 1, 2018, the Company received a capital contribution of $2,000,000 from its Parent, Venerable Holdings.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

At December 31, 2018, the Company had net capital of $2,104,261 which was $1,578,696 in excess of its required net capital of $525,565. The Company's ratio of aggregate indebtedness to net capital at December 31, 2018 was 3.75 to 1.

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Directed Services LLC

We have reviewed management's statements, included in the accompanying Directed Services LLC Exemption Report, in which (1) Directed Services LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2018 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2019

VENERABLE™

Directed Services LLC's Exemption Report

Directed Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (k)(1) and,

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year ended December 31, 2018 without exception.

I, Richard Gelfand, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Richard Gelfand

Chief Financial Officer, Directed Services LLC

February 28, 2019

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Directed Services LLC

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Directed Services LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Certification of Exclusion from Membership (Form SIPC-3) for the fiscal year ended December 31, 2018. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the total revenues reported in the audited financial statements required by SEC Rule 17a-5 with the total revenues included in the accompanying Schedule of Form SIPC-3 Revenues for the fiscal year ended December 31, 2018. No findings were found as a result of applying the procedure.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the fiscal year ended December 31, 2018 with supporting schedules and working papers, derived from the Company's general ledger, supporting the revenue by business activity. No findings were found as a result of applying the procedure.

3. Recalculated the arithmetical accuracy of the total revenues reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the fiscal year ended December 31, 2018 and in the supporting schedules and working papers, derived from the Company's general ledger, supporting the revenue by business activity. No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's claim of exclusion from membership in SIPC for the fiscal year ended December 31, 2018. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2019

VENERABLE™

Directed Services LLC

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2018

Amount ($)	**Business activities through which revenue was earned**
$ 0	Business conducted outside the United States and its territories and possessions
$ 0	Distribution of shares of registered open end investment companies or unit investment trusts
$ 85,776,001	Sale of variable annuities
$ 171,910,252	Insurance commissions and fees
$ 0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$ 0	Transactions in securities futures products
$257,686,253	**Total Revenues**